

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 27 2003
WASH. D.C.

FORM 11-K A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation Employee Stock Ownership Plan and Trust
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Item 1 - Audited Statements of Financial Condition
The information provided on Page 2 of the Independent Auditors' Report is incorporated herein by reference. The notes to the financial statements on Pages 4 - 8 of the Independent Auditors' Report should be read in conjunction with the statements.

Item 2 - Audited Statements of Income and Changes in Plan Equity
The information provided on Page 3 of the Independent Auditors' Report is incorporated herein by reference. The notes to financial statements provided on Pages 4 - 8 of the Independent Auditors' Report should be read in conjunction with the statements.

Item 3 - Schedules
The information provided on Pages 9 - 12 of the Independent Auditors' Report is incorporated herein by reference.

Item 4 - Exhibits

The following items have been attached as exhibits:

Exhibit I - Independent Auditors' Report

Exhibit II - Consent of Accountants

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peoples Financial Corporation Employee
Stock Ownership Plan and Trust

Name of plan



Date 6-26-03

Peoples Financial Corporation Employee
Stock Ownership Plan Committee, Trustee
Jackie L. Henson, Chairperson

Financial Statements

Peoples Financial Corporation
Employee Stock Ownership Plan
Biloxi, Mississippi

December 31, 2002

Peoples Financial Corporation
Employee Stock Ownership Plan
Biloxi, Mississippi

Financial Statements

December 31, 2002

Contents


PILTZ,
WILLIAMS,
LAROSA
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Independent Auditors' Report

Audit Committee of the Board of Directors
Peoples Financial Corporation
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of Peoples Financial Corporation Employee Stock Ownership Plan, as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Plan's trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included at Pages 9-12 are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Piltz, Williams, LaRosa & Co.
Certified Public Accountants

Biloxi, Mississippi
June 3, 2003

Post Office Box 231 • Biloxi, Mississippi 39533-0231 • Phone (228) 374-4141 • FAX (228) 374-5521 • www.pwlcpa.com

Peoples Financial Corporation
Employee Stock Ownership Program
Statements of Net Assets Available for Plan Benefits

	December 31, 2002			December 31, 2001		
Assets	**Allocated**	**Unallocated**	**Total**	Allocated	Unallocated	Total
Investments:						
Common stock, at fair value (cost of $1,064,358 in 2002 and $1,408,392 in 2001)	$ 8,005,995	$	$ 8,005,995	$ 8,344,149	$	$ 8,344,149
Cash	26,327		26,327	46,090		46,090
Total assets	8,032,322		8,032,322	8,390,239		8,390,239
Liabilities						
Notes payable	143,043		143,043	174,043		174,043
Other liabilities				430		430
Total liabilities	143,043		143,043	174,473		174,473
Net assets available for plan benefits	$ 7,889,279	$	$ 7,889,279	$ 8,215,766	$	$ 8,215,766

See Notes to Financial Statements.

Peoples Financial Corporation
Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31, 2002		
	Allocated	Unallocated	Total
Additions to net assets attributed to			
Investment income:			
Net unrealized appreciation (depreciation) in market value of investments	$ 8,823	$	$ 8,823
Interest	1,093		1,093
Dividends:			
Peoples Financial Corporation	133,374		133,374
Other			
Total investment income (loss)	143,290		143,290
Employee contributions			
Employer contributions	91,924		91,924
Allocation of 14,355 and 4,899 shares common stock of sponsor company, at market, December 31, 2001and 2000, respectively			
Total additions to net assets	235,214		235,214
Deductions from net assets attributed to			
Interest expense	7,729		7,729
Distributions to participants	553,972		553,972
Allocation of 14,355, and 4,899 shares common stock of sponsor company, at market, December 31, 2001 and 2000, respectively			
Total deductions from net assets	561,701		561,701
Net increase (decrease) in net assets before transfers	(326,487)		(326,487)
Transfer to purchase unallocated shares			
Net increase (decrease) in net assets	(326,487)		(326,487)
Transfer to 401(k) Funds			
Net assets available for benefits, beginning of year	8,215,766	0	8,215,766
Net assets available for benefits, end of year	$ 7,889,279	$ 0	$ 7,889,279

Year Ended December 31, 2001			Year Ended December 31, 2000		
Allocated	Unallocated	Total	Allocated	Unallocated	Total
$(1,289,559)	$	$(1,289,559)	$(9,358,034)	$(190,204)	$(9,548,238)
5,321		5,321	9,718		9,718
125,029	3,302	128,331	152,100	4,043	156,143
			249,005		249,005
(1,159,209)	3,302	(1,155,907)	(8,947,211)	(186,161)	(9,133,372)
			493,994		493,994
	400,211	400,211	275,333	161,526	436,859
247,624		247,624	149,420		149,420
(911,585)	403,513	(508,072)	(8,028,464)	(24,635)	(8,053,099)
8,616	32,358	40,974	12,202	45,568	57,770
430,842		430,842	2,309,672		2,309,672
	247,624	247,624		149,420	149,420
439,458	279,982	719,440	2,321,874	194,988	2,516,862
(1,351,043)	123,531	(1,227,512)	(10,350,338)	(219,623)	(10,569,961)
(49,686)	49,686				
(1,400,729)	173,217	(1,227,512)	(10,350,338)	(219,623)	(10,569,961)
(6,163,829)		(6,163,829)			
15,780,324	(173,217)	15,607,107	26,130,662	46,406	26,177,068
$ 8,215,766	$ 0	$ 8,215,766	$ 15,780,324	$(173,217)	$ 15,607,107

See Notes to Financial Statements.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements

A. Description of Plan

The following description of the Peoples Financial Corporation (Company) Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

1. **General** – The Plan is a defined contribution plan covering all full-time employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on the January 1st or July 1st, following the employee's initial date of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. **Employer Contributions** – Annual contributions are determined by the Company's Board of Directors. For the years beginning January 1, 1995 and prior to January 1, 2002, the annual contributions were subject to the maximum amount which could be allocated to any participants' account, an amount not to exceed the lesser of 25% of the employee's compensation or $30,000 as adjusted for increases in cost of living pursuant to Section 415(d) of IRS Code of 1986, as amended. For years beginning after December 31, 2001, the annual contributions are subject to the maximum amount which can be allocated to any participant's account, an amount not to exceed the lesser of 100% of the employee's IRC 415 compensation for such plan year, or $40,000 as adjusted for increases in cost of living pursuant to Section 415(d) of Internal Revenue Service Code of 1986.

3. **Participant Accounts** – A separate Company Stock Account and Other Investments Account will reflect each participant's interest. Vesting is based on years of credited service. A participant is 100% vested after 7 years of credited service.

   Company Stock Account – This account is credited annually with the employee's allocable share of Company stock purchased and paid for by the Trust or contributed in kind to the Trust, with any forfeitures of common stock and with any stock dividends on Company stock allocated to the employee's Company Stock Account. Financed shares were initially credited to a Stock Suspense Account and were allocated to the Company Stock Accounts of participants only as payments on the acquisition loan were made by the trustee.

   Other Investment Accounts – This account is credited or debited annually with the employee's share of net income or loss of the Trust, with any cash dividends on Company stock allocated to the employee's Company Stock Account, with the employee's allocable share of employer contributions in cash and with any forfeitures from Other Investment Accounts. The account will be debited for the participant's share of any cash payments made for the acquisition of Company stock or for the repayment of any principal and interest on an acquisition loan.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

4. Investment Funds – The Trustee will invest employer contributions primarily in Company stock.

Each qualified participant may elect within ninety days after the close of each Plan year during the qualified election period to direct the Trustee in writing as to the distribution in cash of 25 percent of the total number of shares of Company stock acquired by or contributed to the Plan that have ever been allocated to such qualified participant's Company Stock Account (reduced by the number of shares of Company stock previously distributed in cash pursuant to a prior election). In the case of the election year in which the last election can be made by the participant, the preceding sentence shall be applied by substituting "50 percent" for "25 percent". If the qualified participant elects to direct the Trustee as to the distribution of the participant's company stock account, such direction shall be effective no later than 180 days after the close of the Plan year to which such direction applies.

5. Payment Of Benefits – For distributions requested prior to January 1, 2002, the participant normally received one lump-sum payment, equal annual installments of five years or life expectancy if shorter, or a combination of the foregoing. For distributions beginning on or after January 1, 2002, the participant will receive benefits in one lump-sum payment.

6. Plan Amendment – On February 27, 2002, the Plan was amended and restated effective as of January 1, 2001 to reflect that it continues to be a Code Section 4975(e)(7) employee stock ownership plan, but without 401(k) provisions, and to include the recommended GUST and EGTRRA requirements.

B. Summary of Accounting Policies

1. Investments – Prior to May 10, 2000, the fair value of Company stock was based on an annual appraisal by a banking analyst and bank stock appraisal expert. On May 10, 2000, the Company registered its common stock on the NASDAQ Small Cap Market. On April 5, 2000, the Company's Board of Directors approved a two for one stock split of the common shares of the Company. All references to shares of Company stock in this report have been adjusted to reflect these stock splits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

2. Benefit Payments – Benefit payments to participants are recorded upon distribution.

3. Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

C. Notes Payable

During 1999, the Plan purchased 21,780 shares of Peoples Financial Corporation for a total purchase price of $600,840. This acquisition was financed through a loan from The Peoples Bank, Biloxi, Mississippi, a wholly-owned subsidiary of the Sponsor. The shares acquired from the proceeds of the loan collateralized the loan. The note bore interest at prime rate. Principal was repaid in quarterly payments of $30,000, plus accrued interest, with a balloon payment for the balance on February 2003. The loan agreement provided for release of shares held as collateral as payments are made based on a fraction applied to the total shares held as collateral. The numerator of the fraction was the principal and interest paid during the Plan year and the denominator was the numerator plus the principal and interest to be paid during all future years. The debt was fully guaranteed by the Sponsor. The loan was paid off on December 31, 2001.

During 1999, the Plan also established a $750,000 line of credit with River Hills Bank. The note, which had a balance of $143,043 and $174,043 at December 31, 2002 and 2001, respectively, bears interest at New York prime. Interest is due quarterly with principal being due at maturity in June 2004. The purpose of the line was to provide working capital to the Plan and it is fully guaranteed by the Sponsor.

D. Cost of Plan Administration

The Company absorbs the cost of plan administration. These costs were $23,000, $32,000, and $25,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

F. Tax Status

The Company received a favorable determination letter dated February 27, 2002, from the Internal Revenue Service under which the Plan qualifies for favorable tax treatment under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

As discussed in Note J, the Plan was separated into two plans: Peoples Financial Corporation Employee Stock Ownership Plan and Peoples Financial Corporation 401(k) Plan. The Company received a favorable determination letter dated November 21, 2002 approving the separation into two plans.

A participant must pay regular income tax plus a 10% excise tax for withdrawal of any portion of his accumulated pre-tax account balance, or the portion of his after-tax account balance representing company contributions or earnings prior to retirement, disability, or attaining age 59 ½. Withdrawal of the pre-tax account balance, or the portion of the after-tax account balance representing company contributions or earnings, after retirement, disability, or attaining age 59 ½ is subject to regular income tax.

Peoples Financial Corporation
Employee Stock Ownership Plan
Notes to Financial Statements
(Continued)

G. Investments

The Company stock is held by the trust department of The Peoples Bank, Biloxi, Mississippi, a subsidiary of the Company. All investments are income producing. The following table presents the fair values of investments.

	December 31, 2002			December 31, 2001		
	Number of Shares	Cost	Fair Value	Number of Shares	Cost	Fair Value
Investments carried at fair value						
Based on daily listed value						
Non-participant directed						
Common stock, Peoples Financial Corporation*	533,733	$ 1,064,358	$ 8,005,995	560,010	$ 1,408,392	$ 8,344,149
Total investments		$ 1,064,358	$ 8,005,995		$ 1,408,392	$ 8,344,149

* These assets represent more than five percent of net assets available for benefits.

During 2002, 2001 and 2000, the Plan's investments (including investments bought and held during the year) appreciated (depreciated) as follows:

	2002 Total	2001 Total	2000 Total
Common stock, Peoples Financial Corporation	$ 8,823	$(1,289,559)	$(9,495,493)
Mutual Fund			(52,745)
Net appreciation in fair value	$ 8,823	$(1,289,559)	$(9,548,238)

H. Related Party Transactions

The Plan purchased $199,625 and distributed $543,659 of the Plan sponsor's common stock during the year ended December 31, 2002. The stock held by the Plan at December 31, 2002 and 2001 had a market value of $8,005,995 and $8,344,149, respectively.

I. Concentration of Market Risk

The Plan has invested a significant portion of its assets in Peoples Financial Corporation common stock. This investment in Peoples Financial Corporation common stock approximates 99% of the Plan's net assets available for benefits as of December 31, 2002. As a result of the concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

Peoples Financial Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
(Continued)

J. Transfer to 401(k) Funds

On March 28, 2001, the Company's Board of Directors approved the separation of the Plan into two Plans: Peoples Financial Corporation Employee Stock Ownership Plan and Peoples Financial Corporation 401(k) Plan. This separation is effective January 1, 2001. All fund balances of the 401(k) Plan and GNBPSP were transferred to the Peoples Financial Corporation 401(k) Plan. Net assets available for Plan benefits transferred at January 1, 2001 were $6,163,829. A condensed Statement of Net Assets Available for Plan Benefits for December 31, 2000 and a condensed Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2000 may be shown as follows:

Statement of Net Assets Available for Plan Benefits

Assets	December 31, 2000
Investments	$ 6,088,017
Cash	83,830
Total assets	$ 6,171,847
Liabilities and Net Assets Available for Plan Benefits	
Liabilities	
Due to other funds	$ 7,255
Other liabilities	763
Total liabilities	8,018
Net assets available for plan benefits	$ 6,163,829

Statement of Changes in Net Assets Available for Plan Benefits

	For the Year Ended December 31, 2000
Investment income (loss)	$(1,511,559)
Employee contributions	493,994
Employer contributions	257,234
Distributions to participants	(836,736)
Net increase (decrease) in net assets	$(1,597,067)

The above Statement of Changes in Net Assets Available for Plan Benefits are included in the statements on page 3 of this report.

Peoples Financial Corporation
Employee Stock Ownership Plan
Schedule of Allocation of Net Assets Available for Plan Benefits to Investment Funds

December 31, 2000

Assets	401(k) Equity Fund	401(k) U.S. Bond Fund	401(k) Mid Cap Fund	401(k) Blue Chip Fund	GNBPSP Stock Fund	GNBPSP U.S. Bond Fund	GNBPSP Mid Cap Fund	GNBPSP Blue Chip Fund	Trustee Directed Fund	Total
Investments:										
Certificates of deposit	$	$	$	$	$ 14,000	$	$	$	$ 50,000	$ 64,000
Common stock	1,643,441				540,926				9,834,018	12,018,385
Mutual funds		359,396	1,597,443	1,602,460		11,450	125,524	193,377		3,889,650
Total investments	1,643,441	359,396	1,597,443	1,602,460	554,926	11,450	125,524	193,377	9,884,018	15,972,035
Contributions receivable									76,859	76,859
Cash	1,966	4,927	30,407	39,629	4,617	859	540	885	3,987	87,817
Due from (to) other funds		(4,651)	21,563	(24,167)					7,255	
Total assets	1,645,407	359,672	1,649,413	1,617,922	559,543	12,309	126,064	194,262	9,972,119	16,136,711
Liabilities										
Notes payable									528,841	528,841
Other liabilities			572	191						763
Total liabilities			572	191					528,841	529,604
Net assets available for Plan benefits	$ 1,645,407	$ 359,672	$ 1,648,841	$ 1,617,731	$ 559,543	$ 12,309	$ 126,064	$ 194,262	$ 9,443,278	$ 15,607,107
# of participants investing in fund	131	68	177	195	12	2	11	15		

See Independent Auditors' Report.

Peoples Financial Corporation
Employee Stock Ownership Plan
Schedule of Allocation of Changes in Net Assets
Available for Plan Benefits to Investment Funds

	Year Ended December 31, 2000			
	401(k) Equity Fund	401(k) U.S. Bond Fund	401(k) Mid Cap Fund	401(k) Blue Chip Fund
Additions to net assets attributed to				
Investment income:				
Net unrealized appreciation (depreciation) in market value of investments	$(1,326,084)	$ 14,615	$ 202,835	$(254,020)
Interest	417	204	1,012	1,664
Dividends:				
Peoples Financial Corporation	22,110			
Other		26,029	130,271	71,506
Total investment income (loss)	(1,303,557)	40,848	334,118	(180,850)
Employee contributions		26,680	198,097	269,217
Employer contributions		15,889	100,882	140,463
Allocation of 4,899 shares common stock of sponsor company, at market				
Total additions to (decrease in) net assets	(1,303,557)	83,417	633,097	228,830
Deductions from net assets attributed to				
Interest expense				
Distributions	451,056	18,930	47,217	60,722
Allocation of 4,899 shares common stock of sponsor company, at market				
Total deductions from net assets	451,056	18,930	47,217	60,722
Net increase (decrease) in net assets before transfers	(1,754,613)	64,487	585,880	168,108
Transfer to purchase unallocated shares		(40,167)	68,063	(27,895)
Net increase (decrease) in net assets	(1,754,613)	24,320	653,943	140,213
Net assets available for benefits, beginning of year	3,400,020	335,352	994,898	1,477,518
Net assets available for benefits, end of year	$ 1,645,407	$ 359,672	$ 1,648,841	$ 1,617,731

GNBPSP Stock Fund	GNBPSP U.S. Bond Fund	GNBPSP Mid Cap Fund	GNBPSP Blue Chip Fund	Trustee Directed Fund	Total
$(415,494)	$ 832	$ 15,018	$(32,026)	$(7,753,914)	$(9,548,238)
811	38	31	39	5,502	9,718
7,434				126,599	156,143
	2,455	9,996	8,748		249,005
(407,249)	3,325	25,045	(23,239)	(7,621,813)	(9,133,372)
					493,994
				179,625	436,859
				149,420	149,420
(407,249)	3,325	25,045	(23,239)	(7,292,768)	(8,053,099)
				57,770	57,770
258,811				1,472,936	2,309,672
				149,420	149,420
258,811				1,680,126	2,516,862
(666,060)	3,325	25,045	(23,239)	(8,972,894)	(10,569,961)
	(36,434)	24,109	12,324		
(666,060)	(33,109)	49,154	(10,915)	(8,972,894)	(10,569,961)
1,225,603	45,418	76,910	205,177	18,416,172	26,177,068
$ 559,543	$ 12,309	$ 126,064	$ 194,262	$ 9,443,278	$ 15,607,107

See Independent Auditors' Report

Peoples Financial Corporation
Employee Stock Ownership Plan
Schedule of Reportable Transactions
Year Ended December 31, 2002
Form 5500 – Schedule H, Part IV, 4 (j) – E. I. #64-0709834 – Plan #002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Peoples Financial Corporation	3,500 shares, common	$ 45,990	$	$	$	$	$	$
Peoples Financial Corporation	1,600 shares, common	21,120						
Peoples Financial Corporation	300 shares, common	4,395						
Peoples Financial Corporation	600 shares, common	8,850						
Peoples Financial Corporation	855 shares, common	12,611						
Peoples Financial Corporation	1,500 shares, common	21,750						
Peoples Financial Corporation	1,000 shares, common	14,050						
Peoples Financial Corporation	300 shares, common	4,200						
Peoples Financial Corporation	2,114 shares, common	28,490						
Peoples Financial Corporation	1,000 shares, common	13,337						
Peoples Financial Corporation	1,650 shares, common	24,832						
Totals		$ 199,625	$	$	$	$	$	$

Note: 40,696 shares of common stock were distributed to participants in 2002.

See Independent Auditors' Report.

Peoples Financial Corporation
Employee Stock Ownership Plan
Schedule of Assets Held for Investment Purposes
December 31, 2002
Form 5500 – Schedule H, Part IV, 4(i) – E.I. #64-0709834 – Plan #002

Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Current Value
* Peoples Financial Corporation	533,733 shares common stock	$ 1,064,358	$ 8,005,995

* Represents a party-in-interest.

See Independent Auditors' Report.


PILTZ,
WILLIAMS,
LAROSA
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

MEMBERS
American Institute of CPA's
AICPA Division of CPA Firms
SEC Practice Section
Mississippi Society of CPA's

William S. Thompson, CPA
Gene M. Clark, Jr., CPA
Stephen P. Theobald, CPA
Margaret D. Closson, CPA
Darrell L. Galey, CPA
Michael D. O'Neill, CPA
John L. Kenna, Jr., CPA

Sam J. LaRosa, Jr., CPA
Gerald Piltz, CPA (Retired)
Stanford A. Williams, Jr. CPA (Retired)

June 19, 2003

CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

We consent to the use of our reports, dated
June 3, 2003, in Form 11-K filing of the
Peoples Financial Corporation.

Piltz, Williams, LaRosa & Co.

Piltz, Williams, LaRosa & Co.
Biloxi, Mississippi